Exhibit 99.1

PREVU* POC SKIN STEROL TEST AVAILABLE FOR SALE IN
CANADA, U.S. MARKETS

Toronto, Ontario (January 27, 2005) - - IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) today announced that PREVU* Point of Care Skin Sterol Test, a non-invasive, predictive test for coronary artery disease, is now available for sale in Canada and the United States. PREVU*, which measures the amount of cholesterol, or sterol, accumulated in the skin tissues, is marketed and distributed worldwide by McNeil Consumer Healthcare.

"IMI is excited about the potential for PREVU* in North America and other major world markets," said Dr. Brent Norton, President and Chief Executive Officer of IMI. "Over the past several months, we have worked closely with McNeil to develop and refine the PREVU* Skin Sterol Test brand, a complex process that ranged from software enhancements to extended dating on the test kits. The initial rollout of PREVU* POC to the professional medical community in North America has now begun and we look forward to advancing the commercialization of PREVU* through 2005 and beyond."

"Cardiovascular diseases claim the lives of 17 million people around the world every year," added Dr. Norton. "PREVU* is a simple, painless test that provides new information about a patient’s risk of developing heart disease, enabling more targeted treatment and improved health outcomes."

IMI will be making a presentation to investors today at 11:10 a.m. at the 19th Annual Financial Forum in Toronto, at the Metro Toronto Convention Centre, North Building, Hall "C". IMI will be exhibiting at the conference from January 27 - 30, 2005, from 10 a.m. to 5 p.m. each day.

Dr. Norton stated, "IMI is making great strides in its quest to deliver on the promise of predictive medicine. We have proven our ability to transform a concept into a commercially viable product, and are advancing a pipeline of promising technologies for the early detection of colorectal, lung and breast cancers. There is no doubt in my mind that we have the expertise to replicate our success with PREVU* POC with other products, including the lab-processed and consumer versions of PREVU* as well as ColorectAlert™, LungAlert™ and our breast cancer test."

About PREVU*
PREVU* Point of Care Skin Sterol Test, which does not require fasting or the drawing of blood, tests the amount of sterol, or cholesterol, in the skin tissue. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease (CAD). PREVU* POC has been approved for sale in Canada, the U.S. and Europe.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

For inquiries related to PREVU* Skin Sterol Test, please call McNeil’s customer service hotline at 1-800-265-7323.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information about IMI, please contact:

Company Contact	U.S. Investor Contact
Sarah Borg-Olivier	Andrea Faville
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com